1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 MAIN (800) 955-9988 FAX (303) 534-5627

June 6, 2017

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:	Withdrawal Request for Pre-Effective Amendment No. 4 to Form N-14 of Shelton International Select Equity Fund, a series of SCM Trust (File No. 333-214180) (the “Registrant”)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Pre-Effective Amendment No. 4 to its registration statement on Form N-14 (the “Registration Statement”) of Shelton International Select Equity Fund, a series of the Registrant, as filed with the Commission via EDGAR Accession Number 0001398344-17-007334 on June 6, 2017 (the “Amendment”).

This request to withdraw the Amendment is being made after consultation with the Commission Staff regarding the fact that the Amendment was mistakenly filed after the effective date of the Registration Statement on May 30, 2017.

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. The Registrant intends to make the appropriate filing under Rule 497 under the Securities Act with respect to any changes to the disclosures in the prospectus/proxy materials that are sent to shareholders.

We appreciate your prompt attention to this matter. Should you have any questions, please feel free to contact the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel & CCO

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